## Contact

www.linkedin.com/in/helen-crawley-austin-277a7a1 (LinkedIn)
www.SAconsultinginc.com (Company)

## Top Skills

Product Management
Continuous Improvement
Customer Service

## Honors-Awards

Women President's Organization Female Business Award
Bolingbrook Community Service Award
Technology Entrepreneur Award

# Helen Crawley-Austin

President of My Gun's Been Moved, Inc.
Bolingbrook, Illinois, United States

## Summary

Seasoned Executive Level and Technology Leader with a successful 25-year track record of executing profitable business management of large-scale projects and teams. Demonstrated history of strong mitigation and communication skills along with the ability to easily transcend cultural differences. Diplomatic, tactful, and accustomed to handling sensitive, confidential information and records. Excellent at managing diverse, high performing teams and thrives within deadline-driven environments.

Helen holds a BS degree in Electrical Engineering from Ohio University, an MS Degree in Computer Science from Howard University, and completed the Executive Management Program at Columbia University.

## Experience

### My Gun's Been Moved, Inc

President, COO, and CFO o
January 2023 - Present (1 year 2 months)
Chicago, Illinois, United States

### Beyond Consulting Solutions

Founder, CEO, and Principal Consultant of Beyond Consulting Solutions
2013 - Present (11 years)
Bolingbrook, IL

Works alongside fellow executives and lead global management teams providing collaborative approaches to business needs in the areas of Project/Data Management, IT Consulting, and Engineering Services. Responsible for delivering industry expertise and market intelligence that advanced the results for clients.

### KHART Logistics, Inc.

Founder/CEO

October 2020 - February 2024 (3 years 5 months)
Bolingbrook, Illinois, United States

Responsible for the shipment of Amazon packages to consumers across the Chicagoland and neighboring areas overseeing a team of 30-60 employees. Conducts all levels of the employment process not limited to, but including job posting, recruitment, interviews, background screenings, orientation, payroll, dispatches and employee relations. Within 7 months, company has grown from three to 15 routes hiring with currently over 30 employees and has a projection of doubling both the routes and the number of employees within the next three months. This is a direct result of process management and excellent organizational leadership.

## Solutions Associates Consulting Inc
Co-Owner/ President
2009 - 2013 (4 years)
Chicago, IL

Contracted with Fortune 500 companies such as Walgreens, McCain Foods, and Zurich Insurance delivering software development expertise that achieved business goals and increased results. Responsible for the day-to-day business operations of SAC, a technical services and food safety project execution firm for the food and consumer goods industry. Specific responsibilities included quality, business development, financial operations, human resources, networking, marketing, and project management. Instrumental in increasing the company's customer base along with significant improvement in the overall profitability of the business and over 250% growth in 3 years.

## Melaleuca
Executive Director
2003 - 2009 (6 years)

Developed a fast-paced, international sales team assisting customers in purchasing "Green" products to detoxify their homes and business environments. Developed a customer base of over 1000 monthly customers while managing and training a staff of 600 sales employees with a total annual sales averaging near $1M.

## Alcatel-Lucent
10 years

Vice President
1996 - 2001 (5 years)
Chicago, Illinois, United States

Responsible for the development and delivery of software applications to telecommunication companies world-wide for the Intelligent Networking Business Unit. Responsible for the unit's sales of $300M annually. Managed a diverse, international team of over 1200 engineers and technical support staff responsible for US platform, wireless application development and over 45 simultaneous customer deliveries per year. Oversaw the project management of end-to-end product deliveries including requirements, development, testing, quality assurance – IS-9001 certification, deployment, and customer satisfaction and management.

Director
1991 - 1996 (5 years)

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## Education

### Columbia University
Executive Business Management

### Howard University
Master of Science - MS, Computer Science

### Ohio University
Bachelor of Science - BS, Electrical Engineering

### Steub. High School
High School